March 22, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 8, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed October 28, 2011
File No. 001-31719

Dear Mr. Rosenberg:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in further response to our telephone conversation on March 13, 2012 with Ms. Mary Mast, SEC Senior Accountant, and Mr. James Peklenk, SEC Staff Accountant, relating to the above-referenced periodic filings of the Company.

Our telephone conversation related primarily to comment two of your letter dated February 23, 2012 regarding our methodology used to recognize our revenue and deferred costs for our Molina Medicaid Solutions segment. You asked that we clarify in our disclosure why a straight-line method is appropriate for revenue recognition, and over what period revenue is recognized.

Response:

Based upon our discussion on March 13, 2012, and commencing with our Form 10-Q quarterly report for the quarter ended March 31, 2012, and continuing with our subsequent Form 10-Q quarterly reports and Form 10-K annual reports, we will revise in the manner shown below our Critical Accounting Policies disclosure. The following disclosure is a revision based upon the disclosure initially provided in our Form 10-K for the fiscal year ended December 31, 2011. The text has been marked to show our supplemental and revised disclosure.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

March 22, 2012

Service Revenue and Cost of Service Revenue — Molina Medicaid Solutions Segment

The payments received by our Molina Medicaid Solutions segment under its state contracts are based on the performance of multiple services. The first of these is the design, development and implementation, or DDI, of a Medicaid Management Information System, or MMIS. An additional service, following completion of DDI, is the operation of the MMIS under a business process outsourcing, or BPO arrangement. While providing BPO services (which include claims payment and eligibility processing) we also provide the state with other services including both hosting and support and maintenance. Our Molina Medicaid Solutions contracts may extend over a number of years, particularly in circumstances where we are delivering extensive and complex DDI services, such as the initial design, development and implementation of a complete MMIS. For example, the terms of our most recently implemented MMS contracts (in Idaho and Maine) were each seven years in total, consisting of two years allocated for the delivery of DDI services, followed by five years for the performance of BPO services. We receive progress payments from the state during the performance of DDI services based upon the attainment of predetermined milestones. We receive a flat monthly payment for BPO services under our Idaho and Maine contracts. The terms of our other MMS contracts – which primarily involve the delivery of BPO services with only minimal DDI activity (consisting of system enhancements) – are shorter in duration than our Idaho and Maine contracts.

We have evaluated our Molina Medicaid Solutions contracts to determine if such arrangements include a software element. Based on this evaluation, we have concluded that these arrangements do not include a software element. As such, we have concluded that our Molina Medicaid Solutions contracts are multiple-element service arrangements under the scope of FASB Accounting Standards Codification Subtopic 605-25, Revenue Recognition –– Multiple–Element Arrangements, and SEC Staff Accounting Bulletin Topic 13, Revenue Recognition.

Effective January 1, 2011, we adopted a new accounting standard that amends the guidance on the accounting for multiple-element arrangements. Pursuant to the new standard, each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting which is generally based on whether the deliverable has standalone value to the customer. In addition to standalone value, previous guidance also required objective and reliable evidence of fair value of a deliverable in order to treat the deliverable as a separate unit of accounting. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. In general, the consideration allocated to each unit of accounting is recognized as the related goods or services are delivered, limited to the consideration that is not contingent. We have adopted this guidance on a prospective basis for all new or materially modified revenue arrangements with multiple deliverables entered into on or after January 1, 2011. Our adoption of this guidance has not impacted the timing or pattern of our revenue recognition in 2011. Also, there would have been no change in revenue recognized relating to multiple-element arrangements if we had adopted this guidance retrospectively for contracts entered into prior to January 1, 2011.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

March 13, 2012

We have concluded that the various service elements in our Molina Medicaid Solutions contracts represent a single unit of accounting due to the fact that DDI, which is the only service performed in advance of the other services (all other services are performed over an identical period), does not have standalone value because our DDI services are not sold separately by any vendor and the customer could not resell our DDI services. Further, we have no objective and reliable evidence of fair value for any of the individual elements in these contracts, and at no point in the contract will we have objective and reliable evidence of fair value for the undelivered elements in the contracts. For contracts entered into prior to January 1, 2011, objective and reliable evidence of fair value would be required, in addition to DDI standalone value which we do not have, in order to treat DDI as a separate unit of accounting. We lack objective and reliable evidence of the fair value of the individual elements of our Molina Medicaid Solutions contracts for the following reasons:

•

Each contract calls for the provision of its own specific set of services. While all contracts support the system of record for state MMIS, the actual services we provide vary significantly between contracts; and

•	The nature of the MMIS installed varies significantly between our older contracts (proprietary mainframe systems) and our new contracts (commercial off-the-shelf technology solutions).

Because we have determined the services provided under our Molina Medicaid Solutions contracts represent a single unit of accounting and because we are unable to determine a pattern of performance of services during the contract period, we recognize all revenue (both the DDI and BPO elements) associated with such contracts on a straight-line basis over the period during which BPO, hosting, and support and maintenance services are delivered. As noted above, the period of performance of BPO services under our Idaho and Maine contracts is five years. Therefore, absent any contingencies as discussed in the following paragraph, we would recognize all revenue associated with those contracts over a period of five years. In cases where there is no DDI element associated with our contracts, BPO revenue is recognized on a monthly basis as specified in the applicable contract or contract extension.

Provisions specific to each contract may, however, lead us to modify this general principle. In those circumstances, the right of the state to refuse acceptance of services, as well as the related obligation to compensate us, may require us to delay recognition of all or part of our revenue until that contingency (the right of the state to refuse acceptance) has been removed. In those circumstances we defer recognition of any contingent revenue (whether DDI, BPO services, hosting, and support and maintenance services) until the contingency has been removed. These types of contingency features are present in our Maine and Idaho contracts. We began to recognize revenue associated with our Maine contract upon state acceptance in September 2010. In Idaho, we will begin recognition of revenue upon state acceptance.

Costs associated with our Molina Medicaid Solutions contracts include software related costs and other costs. With respect to software related costs, we apply the guidance for internal-use software and capitalize external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs associated with employees who are directly associated with and who devote time to the computer software project. With respect to all other direct costs, such costs are expensed as incurred, unless corresponding revenue is being deferred. If revenue is being deferred, direct costs relating to delivered service elements are deferred as well and are recognized on a straight-line basis over the period of revenue recognition, in a manner consistent with our recognition of revenue that has been deferred. Such direct costs can include:

•	Transaction processing costs

•	Employee costs incurred in performing transaction services

•	Vendor costs incurred in performing transaction services

•	Costs incurred in performing required monitoring of and reporting on contract performance

•	Costs incurred in maintaining and processing member and provider eligibility

•	Costs incurred in communicating with members and providers

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

March 13, 2012

The recoverability of deferred contract costs associated with a particular contract is analyzed on a periodic basis using the undiscounted estimated cash flows of the whole contract over its remaining contract term. If such undiscounted cash flows are insufficient to recover the long-lived assets and deferred contract costs, the deferred contract costs are written down by the amount of the cash flow deficiency. If a cash flow deficiency remains after reducing the balance of the deferred contract costs to zero, any remaining long-lived assets are evaluated for impairment. Any such impairment recognized would equal the amount by which the carrying value of the long-lived assets exceeds the fair value of those assets.

We are currently deferring recognition of all revenue as well as all direct costs (to the extent that such costs are estimated to be recoverable) in Idaho until the MMIS in that state receives certification from CMS. For the year ended December 31, 2011, cost of service revenue includes $11.5 million of direct costs associated with the Idaho contract that would otherwise have been recorded as deferred contract costs. In assessing the recoverability of the deferred contract costs associated with the Idaho contract during 2011, we determined that these costs should be expensed as a period cost.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

March 13, 2012

Thank you very much for your consideration. If we may be of any assistance in answering additional questions which may arise in connection with this letter, please call the undersigned at (562) 435 3666, ext. 111566, or Jeff D. Barlow, the Company’s General Counsel, at (916) 646 9193, ext. 114663.

Respectfully submitted,

/s/ Joseph W. White
Joseph W. White
Chief Accounting Officer

cc:	James Peklenk, SEC Staff Accountant
Mary Mast, SEC Senior Accountant
Charles Z. Fedak, Audit Committee Chairman
J. Mario Molina, Chief Executive Officer
John C. Molina, Chief Financial Officer
Jeff D. Barlow, General Counsel
Margo Wright, Vice President Reporting and Audit
Burt Park, Associate General Counsel